Brookfield Real Estate Income Trust Inc.

225 Liberty Street, 8th Floor

New York, NY 10281

April 24, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Brookfield Real Estate Income Trust Inc.

Request for Withdrawal: Post-Effective Amendment No. 4 to Form S-11 (File No. 333-255557)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Brookfield Real Estate Income Trust Inc. (the “Company”) hereby requests the withdrawal, effective immediately, of Post-Effective Amendment No. 4 to the Registration Statement on Form S-11 (the “Amendment”), filed with the U.S. Securities and Exchange Commission on April 10, 2026. The Amendment was erroneously filed under file number 333-255557. Following withdrawal of the Amendment, the Company will refile the Amendment under the correct file number, 333-282789.

No securities have been sold in connection with this Amendment.

If you have any questions, please call Jason Goode of Alston & Bird LLP at (404) 881-7986.

Sincerely,

By:	/s/ Michelle Campbell
Name:	Michelle Campbell
Title:	Secretary

cc:	Mr. Jason Goode, Alston & Bird LLP

Ms. Lindsey Magaro, Alston & Bird LLP